FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 12, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated January 9, 2004.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: January 12, 2004	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
January 9, 2004

     MIC FILES PRELIMINARY REGISTRATION STATEMENT
IN RESPECT OF ITS 2% SENIOR CONVERTIBLE PIK NOTES DUE 2006

New York, London and Luxembourg – January 9, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) announces that on January 8, 2004, it filed a preliminary registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the "SEC") in respect of its 2% Senior Convertible PIK Notes due 2006 (the "Notes") and the shares of Millicom common stock issuable upon conversion of the Notes. Certain selling security holders named in the prospectus contained in the registration statement are offering the Notes and the common stock issuable upon conversion of the Notes for resale. Millicom will not receive any proceeds from the resale of the Notes or underlying common stock by such holders.

The registration statement has not yet been reviewed by the SEC and, accordingly, the information in the registration statement is not yet complete and may be changed. Prior to the effectiveness of the registration statement, the Notes and the common stock issuable upon conversion of the Notes may not be offered, sold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws.

The Notes were originally issued in May 2003 in an exchange offer and consent solicitation transaction exempt from the registration requirements of the Securities Act. The registration statement was filed to comply with Millicom's obligations under the indenture governing the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 (0) 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit MIC’s homepage at http://www.millicom.com